SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment    )*

Seer, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

81578P 106

(CUSIP Number)

Mark Gurevich

Maverick Capital, Ltd.

1900 N. Pearl Street, 20th Floor

Dallas, TX 75201

(214) 880-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81578P 106

1.	Names of Reporting Persons. MCV Management Company, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,489,063
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,489,063

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,489,063
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3%
14.	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 81578P 106

1.	Names of Reporting Persons. Maverick Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,589,063
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,589,063

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,589,063
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81578P 106

1.	Names of Reporting Persons. Maverick Ventures Investment Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,492,320
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,492,320

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,492,320
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81578P 106

1.	Names of Reporting Persons. Maverick Advisors Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,996,743
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,996,743

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,996,743
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81578P 106

1.	Names of Reporting Persons. Maverick Capital Ventures, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,489,063
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,489,063

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,489,063
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81578P 106

1.	Names of Reporting Persons. Maverick Capital Advisors, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,489,063
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,489,063

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,489,063
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81578P 106

1.	Names of Reporting Persons. Maverick Capital, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 100,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 100,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81578P 106

1.	Names of Reporting Persons. Lee S. Ainslie III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,589,063
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,589,063

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,589,063
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 81578P 106

1.	Names of Reporting Persons. David B. Singer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,489,063
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,489,063

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,489,063
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 81578P 106

1.	Names of Reporting Persons. Andrew H. Warford
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 100,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 100,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of Class A common stock, $0.00001 par value per share (“Class A common stock”), of Seer, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 3800 Bridge Parkway, Suite 102, Redwood City, California, 94065.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed by MCV Management Company, LLC, (“MCV”), Maverick Capital Management, LLC (“Maverick Capital Management”), Maverick Ventures Investment Fund, L.P. (“Maverick Ventures Fund”), Maverick Advisors Fund, L.P. (“Maverick Advisors Fund”), Maverick Capital Ventures, LLC (“Maverick Ventures”), Maverick Capital Advisors, L.P. (“Maverick Capital Advisors”), Maverick Capital, Ltd. (“Maverick Capital”), Lee S. Ainslie III (“Mr. Ainslie”), Andrew H. Warford (“Mr. Warford”), and David B. Singer (“Mr. Singer”, and together with each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”). The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)

The address of the principal business office of (i) MCV, Maverick Capital Management, Maverick Ventures Fund, Maverick Advisors Fund, Maverick Ventures, Maverick Capital Advisors, and Maverick Capital is 1900 N. Pearl Street, 20th Floor, Dallas, Texas 75201, (ii) Messrs. Ainslie and Warford and Singer is 767 Fifth Avenue, 11th Floor, New York, New York 10153, and (iii) Mr. Singer is One Letterman Drive, Building D, Suite DM100, San Francisco, CA 94129.

(c)

The principal business of Maverick Ventures Fund and Maverick Advisors Fund is to invest in securities. The principal business of Maverick Ventures is to serve as the general partner of Maverick Ventures Fund and Maverick Advisors Fund. The principal business of MCV and Maverick Capital is to act as investment adviser for certain funds. The principal business of Maverick Capital Advisors is to serve as the general partner for certain funds and the controlling member of Maverick Ventures. The principal business of Maverick Capital Management is to serve as the general partner of Maverick Capital Advisors and Maverick Capital. The principal business of Mr. Singer is to serve as Managing Partner of Maverick Ventures, the principal business of Mr. Warford is to serve as Chairman of the Stock Committee and Managing Partner of Maverick Capital, and the principal business of Mr. Ainslie is to serve as Managing Partner of Maverick Ventures, Managing Partner of Maverick Capital and the manager of Maverick Capital Management.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

MCV is a Delaware limited liability company. Maverick Capital Management is a Texas limited liability company. Maverick Ventures Fund is a Delaware limited partnership. Maverick Advisors Fund is a Delaware limited partnership. Maverick Ventures is a Delaware limited liability company. Maverick Capital Advisors is a Delaware limited partnership. Maverick Capital is a Texas limited partnership. Messrs. Ainslie, Warford and Singer are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering, Maverick Ventures Investment Fund, L.P. and Maverick Advisors Fund, L.P. acquired equity in the Issuer in private placements, which converted to shares of Class A common stock upon the completion of the Issuer’s initial public offering. Certain funds managed by Maverick Capital, Ltd. acquired 100,000 shares of Class A common stock in the initial public offering at a purchase price of $19.00 per share. All purchases were funded by working capital of the funds.

Item 4.	Purpose of Transaction

The Reporting Persons acquired and hold beneficial ownership of the shares of Class A common stock reported on this Schedule 13D for investment purposes. Mr. Singer is a member of the board of directors of the Issuer.

Each Reporting Person expects to continuously review such person’s investment in the Issuer and, depending on various factors including but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions, their legal or other restrictions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional shares of Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of its of his Common Stock or such other securities as it or he owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as the liquidity and diversification objectives.

Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer’s management, directors, other shareholders and others, the Issuer’s performance, business, strategic direction, capital structure, product development program, prospects and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

The information included in Item 6 of this Schedule 13D is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 53,350,763 outstanding shares of Class A common stock as reported by the Issuer.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

The shares of Class A common stock reported on this Schedule 13D include (i) 3,390,559 shares of Class A common stock and 101,761 shares of Class B common stock held of record by Maverick Ventures Fund, (ii) 1,934,954 shares of Class A common stock and 61,789 shares of Class B common stock held of record by Maverick Advisors Fund, and (iii) 100,000 shares of Class A common stock held by funds managed by Maverick Capital. Each share of Class B common stock is convertible at any time into shares of Class A common stock at the option of the holder. The percentages reported on the cover pages of this Schedule 13D are based on 53,350,763 outstanding shares of Class A common stock as reported by the Issuer.

Maverick Capital Ventures is the general partner of Maverick Ventures Fund and Maverick Advisors Fund. Mr. Ainslie and Mr. Singer are the Managing Partners of Maverick Ventures.

MCV is the investment manager of Maverick Ventures Fund and Maverick Advisors Fund. Maverick Capital Management is the general partner of Maverick Capital Advisors (the controlling member of Maverick Capital Ventures, LLC) and Maverick Capital (the controlling member of MCV). Mr. Ainslie is the manager of Maverick Capital Management. Mr. Warford serves as the Chairman of the Stock Committee of Maverick Capital.

(c)

Upon the closing of the Issuer’s initial public offering on December 8, 2020, Maverick Ventures Fund acquired 3,390,559 shares of Class A common stock and Maverick Advisors Fund acquired 1,934,954 shares of Class A common stock, each upon the conversion of shares of preferred stock held by such funds. Also on December 8, 2020, certain funds managed by Maverick Capital purchased 100,000 shares of Class A common stock in the Issuer’s initial public offering at a purchase price of $19.00 per share.

(d)

No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investors’ Rights Agreement

Maverick Ventures Fund and Maverick Advisors Fund and certain of the Issuer’s other investors have entered into an amended and restated Investors’ Rights Agreement with the Issuer (the “Rights Agreement”). After the closing of the Issuer’s initial public offering, the stockholders party to the Rights Agreement are entitled to certain registration rights with respect to the Issuer’s Class A common shares, including Demand Registration Rights, Piggyback Registration Rights, and S-3 Registration Rights, each as defined in the Rights Agreement.

Lock-up Agreement and Market Standoff Agreement

In connection with the Issuer’s initial public offering, Maverick Ventures Fund, Maverick Advisors Fund and Mr. Singer entered into a lock-up agreement (the “Lock-up Agreement”) with the representatives of the several underwriters. Pursuant to the Lock-up Agreement, subject to certain exceptions, Maverick Ventures Fund, Maverick Advisors Fund and Mr. Singer agreed not to sell or otherwise transfer any shares of Common Stock or securities convertible into, exchangeable for or exercisable for Common Stock, for 180 days after the date of the prospectus relating to the initial public offering without the prior consent of the representatives. In addition, Maverick Ventures Fund and Maverick Advisors Fund entered into a market standoff agreement with the Issuer (the “Market Standoff Agreement”) contained within the Investors’ Rights Agreement. Pursuant to the Market Standoff Agreement, Maverick Ventures Fund and Maverick Advisors Fund have agreed, subject to certain exceptions, for a period of 180 days after the date of the prospectus relating to the initial public offering, not to dispose of or hedge shares or any securities convertible or exchangeable for shares of the Issuer’s capital stock.

The foregoing summaries of the Rights Agreement and the Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to the form of amended and restated Investors’ Rights Agreement and the Lock-up Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

Exhibit 2	Power of Attorney, Lee S. Ainslie III, dated March 15, 2018

Exhibit 3	Power of Attorney, Andrew H. Warford, dated March 16, 2018

Exhibit 4	Power of Attorney, David B. Singer, dated January 7, 2021

Exhibit 5	Form of Amended and Restated Investors’ Rights Agreement (incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1 (File No. 250035)

Exhibit 6	Form of Lock-up Agreement (incorporated by reference to Exhibit D to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-250035)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	January 11, 2021

MCV MANAGEMENT COMPANY, LLC

By:	Lee S. Ainslie III, Manager

By:	/s/ Mark Gurevich
Mark Gurevich
Under Power of Attorney dated March 15, 2018

MAVERICK CAPITAL MANAGEMENT, LLC

By:	Lee S. Ainslie III, Manager

By:	/s/ Mark Gurevich
Mark Gurevich
Under Power of Attorney dated March 15, 2018

MAVERICK VENTURES INVESTMENT FUND, L.P.

By:	Maverick Capital Ventures, LLC, its general partner

By:	Lee S. Ainslie III, Manager

By:	/s/ Mark Gurevich
Mark Gurevich
Under Power of Attorney dated March 15, 2018

MAVERICK ADVISORS FUND, L.P.

By:	Maverick Capital Ventures, LLC, its general partner

By:	Lee S. Ainslie III, Manager

By:	/s/ Mark Gurevich
Mark Gurevich
Under Power of Attorney dated March 15, 2018

MAVERICK CAPITAL VENTURES, LLC

By:	Lee S. Ainslie III, Manager

By:	/s/ Mark Gurevich
Mark Gurevich
Under Power of Attorney dated March 15, 2018

MAVERICK CAPITAL ADVISORS, L.P.

By:	/s/ Mark Gurevich
Mark Gurevich

MAVERICK CAPITAL, LTD.

By:	/s/ Mark Gurevich
Mark Gurevich

LEE S. AINSLE III

By:	/s/ Mark Gurevich
Mark Gurevich
Under Power of Attorney dated March 15, 2018

DAVID B. SINGER

By:	/s/ Mark Gurevich
Mark Gurevich
Under Power of Attorney dated January 7, 2021

ANDREW H. WARFORD

By:	/s/ Mark Gurevich
Mark Gurevich
Under Power of Attorney dated March 16, 2018